Exhibit 99.1

PENN WEST ANNOUNCES ITS RESULTS FOR THE FIRST QUARTER
ENDED MARCH 31, 2010

FOR IMMEDIATE RELEASE, May 5, 2010

PENN WEST ENERGY TRUST (TSX – PWT.UN; NYSE – PWE) is pleased to announce its results for the first quarter ended March 31, 2010

Operations

•
First quarter production averaged 164,587 (1) boe per day and was weighted 59 percent to oil and 41 percent to natural gas. The decrease from the fourth quarter of 2009 was due to the impact of the property transactions in late 2009 and in the first quarter of 2010. We remain committed to focusing our asset base and creating efficiencies throughout the organization in preparation for our conversion to an exploration and production (“E&P”) company.

•	Crude oil and NGL production averaged 96,317 barrels per day and natural gas production averaged approximately 410 mmcf per day in the first quarter of 2010.
•
Exploration and development capital expenditures were $263 million in the first quarter of 2010 compared to $181 million in the first quarter of 2009. Net property dispositions were $444 million compared to $140 million in the first quarter of 2009. In the quarter, we continued to execute on our resource play strategy with 98 percent of wells being horizontal.

Financial Results

•
Funds flow (2) of $344 million in the first quarter of 2010 was six percent lower than the $366 million realized in the fourth quarter of 2009 and one percent lower than the $348 million realized in the first quarter of 2009. The quarter over quarter variance was due to the impact of property transactions. This was partially offset by higher crude oil prices. On a per-unit-basis (2) basic funds flow was $0.81 per unit in the first quarter of 2010 compared to $0.87 per unit in the fourth quarter of 2009 and $0.87 per unit in the first quarter of 2009.

•
Net income was $77 million ($0.18 per unit-basic) in the first quarter of 2010 compared to a net loss of $12 million ($0.03 per unit-basic) in the fourth quarter of 2009 and a net loss of $98 million ($0.25 per unit-basic) in the first quarter of 2009.

•
The netback (2) of $28.34 per boe in the first quarter of 2010 was one percent higher than the fourth quarter of 2009 and 10 percent higher than the first quarter of 2009. The increase from the prior periods was primarily due to improved crude oil prices.

•	In the first quarter of 2010, Penn West’s net debt (2) was reduced by approximately $423 million (3) from the cash proceeds received from the January 2010 asset transaction.

(1)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(2)
The terms “funds flow”, “funds flow per unit-basic”, “netback” and “net debt” are non-GAAP measures. Please refer to the “Calculation of Funds Flow”, “Highlights – Netback per boe” and “Non-GAAP Measures Advisory” sections below.

(3)	Consists of the change in long-term debt, convertible debentures and working capital (excluding future income taxes and risk management), per the Consolidated Balance Sheets.

2010 FIRST QUARTER RELEASE 1

Financing

•
On April 30, 2010, the Company closed the renewal of its unsecured, revolving syndicated bank facility for three years with an aggregate borrowing limit of $2.25 billion. The facility is extendible and expires on April 30, 2013. Under the new credit facility, the Company currently has approximately $1.1 billion of unused credit capacity available.

•
On March 16, 2010, the Company closed a private placement of senior unsecured notes (the “2010 Notes”) with an aggregate principal amount of approximately US$250 million plus CAD$50 million. The 2010 Notes have a weighted average term of 8.6 years and bear a weighted average fixed interest rate of approximately 5.5 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

•
Penn West has approximately 34 percent of its remaining 2010 crude oil production hedged between US$60.11 per barrel and US$75.72 per barrel and approximately 18 percent of its 2010 natural gas production hedged between $5.93 per GJ and $8.08 per GJ. Additionally, Penn West has approximately 25 percent of its 2011 crude oil production hedged between US$81.00 per barrel and US$92.70 per barrel.

Business Environment

•	Crude oil prices averaged WTI US$78.79 per barrel in the first quarter of 2010 compared to WTI US$76.17 per barrel in the fourth quarter of 2009 and US$43.21 per barrel in the first quarter of 2009.
•	The AECO Monthly Index averaged $5.07 per GJ in the first quarter of 2010 compared to $4.01 per GJ for the fourth quarter of 2009 and $5.34 per GJ for the first quarter of 2009.

Acquisitions and Dispositions

•
On January 15, 2010, Penn West closed an asset transaction. Penn West exchanged certain of its land and production in the Leitchville area for land and production in Pembina and Dodsland. Additionally, Penn West received net cash proceeds of approximately $434 million.

Corporate Conversion

•
As we move towards a conventional E&P structure, we are targeting a level of return which will include a combination of organic growth and yield. Further details and the precise timing of this conversion will be made public in the months ahead.

Distributions

•
Penn West’s Board of Directors voted to continue the distribution level at $0.15 per unit, per month, for each of May, June and July 2010 subject to maintenance of current forecasts of commodity prices, production levels and capital budget.

2010 FIRST QUARTER RELEASE 2

HIGHLIGHTS

	Three months ended March 31
	2010	2009	% change
Financial (millions, except per unit amounts)
Gross revenues (1)	$806	$781	3
Funds flow	344	348	(1)
Basic per unit	0.81	0.87	(7)
Diluted per unit	0.80	0.87	(8)
Net income (loss)	77	(98)	-
Basic per unit	0.18	(0.25)	-
Diluted per unit	0.18	(0.25)	-
Capital expenditures, net (2)	(181)	41	-
Long-term debt at period-end	2,750	3,797	(28)
Convertible debentures	273	289	(6)
Distributions paid (3)	$190	$314	(39)
Payout ratio (4)	55%	90%	(35)
Operations
Daily production
Light oil and NGL (bbls/d)	76,434	79,315	(4)
Heavy oil (bbls/d)	19,883	26,328	(24)
Natural gas (mmcf/d)	410	447	(8)
Total production (boe/d)	164,587	180,096	(9)
Average sales price
Light oil and NGL (per bbl)	$72.72	$44.50	63
Heavy oil (per bbl)	64.31	36.92	74
Natural gas (per mcf)	5.46	5.37	2
Netback per boe
Sales price	$55.12	$38.30	44
Risk management gain (loss)	(0.62)	9.63	-
Net sales price	54.50	47.93	14
Royalties	(9.99)	(6.80)	47
Operating expenses	(15.61)	(14.93)	5
Transportation	(0.56)	(0.54)	4
Netback	$28.34	$25.66	10

(1)   Gross revenues include realized gains and losses on commodity contracts.
(2)   Excludes business combinations and includes net proceeds on property acquisitions and dispositions.
(3)   Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.
(4)   Payout ratio is calculated as distributions paid divided by funds flow. The term “payout ratio” is a non-GAAP measure. See “Non-GAAP Measures Advisory” section below.

2010 FIRST QUARTER RELEASE 3

DRILLING PROGRAM

	Three months ended March 31
	2010		2009
	Gross	Net	Gross	Net
Oil	67	44	22	14
Natural gas	10	5	17	5
Dry	-	-	1	1
	77	49	40	20
Stratigraphic and service	20	16	2	1
Total	97	65	42	21
Success rate (1)		100%		95%

 (1)    Success rate is calculated excluding stratigraphic and service wells.

In the first quarter of 2010, Penn West’s drilling program was focused on its light-oil plays in the Cardium, Dodsland and Waskada. During the quarter, excluding stratigraphic and service wells, approximately 98 percent of Penn West’s drilling activity (48 net horizontal wells) utilized horizontal multi-stage fracture technology.

Our 2010 forecasted capital program has been expanded compared to 2009 which led to an increased drilling program in the current quarter compared to the prior quarter.

LAND

	As at March 31
	Producing			Non-producing
	2010	2009	% change	2010	2009	% change
Gross acres (000s)	5,991	6,083	(2)	3,001	3,569	(16)
Net acres (000s)	4,007	4,080	(2)	2,347	2,868	(18)
Average working interest	67%	67%	-	78%	80%	(2)

The decline in net acres of non-producing land compared to 2009 was primarily the result of land expirations in non-core areas.

CORE AREA ACTIVITY

Core Area	Net wells drilled for the period ended March 31, 2010	Non-producing land as at March 31, 2010 (thousands of net acres)
Central	9	249
Eastern	16	287
Northern	4	666
North West Alberta	17	457
Southern	19	688
	65	2,347

2010 FIRST QUARTER RELEASE 4

TRUST UNIT DATA

	Three months ended March 31
(millions of units)	2010	2009	% change
Weighted average
Basic	423.0	399.4	6
Diluted	428.3	399.4	7
Outstanding as at March 31	424.3	408.3	4

2010 FIRST QUARTER RELEASE 5

Letter to our Unitholders

In the first quarter of 2010, we continued to focus on deepening our inventory of exploration projects, ramping-up development activity in our key light-oil resource plays, and strengthening our balance sheet. Our 2010 capital program is weighted to oil with approximately 90 percent of development capital directed towards light oil resource projects. Our extensive list of resource plays is not limited to large light-oil projects. In fact, our inventory stretches across the product mix including heavy oil, natural gas, and oil sands. We have always believed in a balanced portfolio of development prospects. In the near-term, this enables an allocation of capital to those products generating the highest returns. Longer-term, this ensures the company is able to shift attention to other products when market conditions change, or when opportunities present themselves.

During the first quarter, we continued to diversify debt capital by completing the placement of approximately $300 million in private debt. A combination of debt repayment and debt diversification reduced total outstanding bank debt to less than $1.3 billion at the end of the first quarter, down from over $3.7 billion from early 2008. Since the close of the first quarter, we renewed our three-year, unsecured bank facility in the amount of $2.25 billion, reflecting our reduced reliance on bank debt generally.

Adding to the strength of the balance sheet were a number of property transactions. The most notable deal was completed early in the first quarter with the closing of an asset swap which further consolidated our position in two key resource plays, the Viking at Dodsland and the Cardium at Pembina, in exchange for land and production from the Lower Shaunavon at Leitchville. In addition, we received cash of approximately $434 million.

We had average daily production of approximately 165 mboed during the first quarter of 2010. We anticipate production will stay relatively flat for the first half of 2010 as capital development spending is weighted towards the second half of the year with our projected ramp up in development activity as we position ourselves for 2011.

As we move towards a conventional E&P structure, we are targeting a level of return which will include a combination of organic growth and yield. Further details and the precise timing of this conversion will be made public in the months ahead.

The Board of Directors has approved the distribution level at $0.15 per unit for the months of May, June and July 2010 (payable in June, July and August respectively) subject to maintenance of current forecasts of commodity prices, production levels and the capital budget.

On behalf of the Board of Directors,

William E. Andrew Chief Executive Officer	Murray R. Nunns President and Chief Operating Officer
Calgary, Alberta May 4, 2010

2010 FIRST QUARTER RELEASE 6

Outlook

This outlook section is included to provide unitholders with information as to our expectations as at May 4, 2010 for production and capital expenditures for 2010 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Based upon our current outlook on commodity prices, our 2010 exploration and development capital expenditures are expected to be in the range of $700 million to $850 million. Penn West is focusing its 2010 capital program on its suite of large-scale light-oil plays including the Cardium, Dodsland and Waskada. The application of horizontal multi-fracture completions technology will be an important factor in the exploitation and development of these opportunities. Based on this level of capital expenditures, our forecast 2010 average production is expected to be approximately 165,000 to 173,000 boe per day with production additions weighted to later in the year.

There have been no changes to our guidance from our prior forecast, released on March 18, 2010 with our 2009 year-end documents and filed on SEDAR at www.sedar.com.

Non-GAAP Measures Advisory

The above information includes non-GAAP measures not defined under generally accepted accounting principles (“GAAP”), including funds flow, funds flow per unit-basic, netback, payout ratio and net debt. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess our ability to fund distributions and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions and to economically rank projects. Operating margin is calculated as revenue less royalties, operating costs and transportation and is used for similar purposes to netback. Payout ratio is calculated as distributions paid divided by funds flow. We use payout ratio to assess the adequacy of retained funds flow to finance capital programs. Net debt is calculated as the sum of long-term debt, convertible debentures and working capital (excluding risk management and future income taxes) and is used to assess our leverage levels and hence the continuing appropriateness of our distribution and capital investment levels.

Calculation of Funds Flow

	Three months ended March 31
(millions, except per unit amounts)	2010	2009
Cash flow from operating activities	$341	$282
Increase (decrease) in non-cash working capital	(12)	51
Asset retirement expenditures	15	15
Funds flow	$344	$348

Basic per unit	$0.81	$0.87
Diluted per unit	$0.80	$0.87

Oil and Gas Information Advisory

Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1). This could be misleading, particularly if used in isolation as it is based on an energy equivalency conversion method primarily applied at the burner tip and does not represent a value equivalency at the wellhead.

2010 FIRST QUARTER RELEASE 7

Forward- Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention to focus our asset base and create efficiencies throughout the organization in preparation to convert to an E&P company; the disclosure contained under the heading "Corporate Conversion" regarding our plans to convert to a corporation and our intention to target a level of return for investors that will consist of a combination of growth and yield; the disclosure contained under the heading "Distributions" regarding our anticipated per unit distribution level for each of May, June and July 2010 and the factors that may affect such distribution level; our intention to spend approximately 90 percent of our 2010 capital expenditures on light-oil projects; our belief that maintaining a balanced portfolio of development prospects will enable us to allocate capital to those products that are generating the highest return in the near-term, and ensure that we are able to shift our attention to other products when market conditions change or when opportunities present themselves in the long-term; our expectation that average daily production will stay relatively flat for the first half of 2010 given our intention to weight our capital development spending towards the second half of the year with our projected ramp up in development activity as we position ourselves for 2011; and, the disclosure contained under the headings "Letter to our Unitholders" and "Outlook", which among other things set forth management's expectations as to the outlook for our exploration and development capital expenditures for 2010, the intended focus of our 2010 capital expenditure program, and our forecast average daily production for 2010.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to maintain existing production levels and add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Corporate Conversion", "Distributions" and "Outlook".

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein;

2010 FIRST QUARTER RELEASE 8

geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the completed acquisitions discussed herein; changes in tax laws that affect us and our security holders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described in Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

2010 FIRST QUARTER RELEASE 9

Penn West Energy Trust
Consolidated Balance Sheets

(CAD millions, unaudited)	March 31, 2010	December 31, 2009

Assets
Current
Accounts receivable	$358	$371
Future income taxes	26	37
Other	116	101
	500	509
Property, plant and equipment	10,832	11,347
Goodwill	2,020	2,020
	12,852	13,367
	$13,352	$13,876

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$563	$515
Distributions payable	63	63
Convertible debentures	18	18
Risk management	95	130
	739	726
Long-term debt	2,750	3,219
Convertible debentures	255	255
Asset retirement obligations	561	568
Risk management	45	21
Future income taxes	1,136	1,169
	5,486	5,958
Unitholders’ equity
Unitholders’ capital	8,502	8,451
Contributed surplus	133	123
Deficit	(769)	(656)
	7,866	7,918
	$13,352	$13,876

2010 FIRST QUARTER RELEASE 10

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings
	Three months ended March 31
(CAD millions, except per unit amounts, unaudited)	2010	2009

Revenues
Oil and natural gas	$815	$625
Royalties	(148)	(110)
	667	515
Risk management (loss) gain
Realized	(9)	156
Unrealized	36	(81)
	694	590

Expenses
Operating	234	245
Transportation	9	9
General and administrative	44	41
Financing	40	40
Depletion, depreciation and accretion	342	385
Unrealized risk management loss	25	41
Unrealized foreign exchange (gain) loss	(55)	43
	639	804
Income (loss) before taxes	55	(214)

Taxes
Future income tax recovery	(22)	(116)

Net and comprehensive income (loss)	$77	$(98)

Retained earnings (deficit), beginning of period	$(656)	$329
Distributions declared	(190)	(276)
Deficit, end of period	$(769)	$(45)

Net income (loss) per unit
Basic	$0.18	$(0.25)
Diluted	$0.18	$(0.25)
Weighted average units outstanding (millions)
Basic	423.0	399.4
Diluted	428.3	399.4

2010 FIRST QUARTER RELEASE 11

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	2010	2009

Operating activities
Net income (loss)	$77	$(98)
Depletion, depreciation and accretion	342	385
Future income tax recovery	(22)	(116)
Unit-based compensation	13	12
Unrealized risk management (gain) loss	(11)	122
Unrealized foreign exchange (gain) loss	(55)	43
Asset retirement expenditures	(15)	(15)
Change in non-cash working capital	12	(51)
	341	282

Investing activities
Additions to property, plant and equipment	(263)	(181)
Acquisition of property, plant and equipment	(134)	(6)
Disposition of property, plant and equipment	578	146
Change in non-cash working capital	37	(108)
	218	(149)

Financing activities
Decrease in bank loan	(721)	(100)
Proceeds from the issuance of notes	304	-
Issue of equity	20	248
Distributions paid	(162)	(277)
Redemption of convertible debentures	-	(4)
	(559)	(133)

Change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$-	$-

Interest paid	$10	$24
Income taxes recovered	$(1)	$-

2010 FIRST QUARTER RELEASE 12

Investor Information

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 10:00 a.m. Mountain Time (12:00 p.m. Eastern Time) on May 5, 2010.

To listen to the conference call, please call one of the following:

416-695-6622 (Toronto)
800-769-8320 (North American toll-free)

This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL:
http://events.digitalmedia.telus.com/pennwest/050510/index.php

A taped recording will be available until May 12, 2010 by dialing 416-695-5800 (Toronto) or 800-408-3053 (North American toll-free) and entering pass code 6307725.

Penn West expects to file its Management’s Discussion and Analysis and unaudited interim consolidated financial statements on SEDAR and EDGAR shortly.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 - Ninth Avenue S.W. Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com

2010 FIRST QUARTER RELEASE 13